SCHEDULE 13E-3

                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934

                         Arizona Instrument Corporation
                              (Name of the Issuer)

                         Arizona Instrument Corporation
                                     AZI LLC
                                 George G. Hays
                               Harold D. Schwartz
                       (Name of Persons Filing Statement)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    040903205
                      (CUSIP Number of Class of Securities)

                                 George G. Hays
                         Arizona Instrument Corporation
                      1912 West 4th Street, Tempe, AZ 85281
                                 (602) 470-1414
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

                                   Copies to:

Steven P. Emerick, Esq.                 Roger V. Davidson, Esq.
Quarles & Brady LLP                     Ballard, Spahr, Andrews & Ingersoll, LLP
One East Camelback Road, Suite 400      1225 17th Street, Suite 2300
Phoenix, Arizona 85012-1649             Denver, Colorado 80202-5596
(602) 230-5500                          (303) 299-7307
(602) 230-5598 (fax)                    (303) 296-3956 (fax)

     This statement is filed in connection with (check the appropriate box):

     [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     [ ] The filing of a registration statement under the Securities Act of 1933.
     [ ]  A tender offer.
     [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

Transaction valuation*  $6,923,381.93            Amount of filing fee  $1,384.68

* For purposes of calculating the fee only. Assumes purchase of 1,371,399 shares of Common Stock, par value $.01 per share, of Arizona Instrument Corporation at $5.00 per share and payment of $66,386.93 for in-the-money unexercised options and other rights to purchase Common Stock of Arizona Instrument Corporation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:    $   0
                                 ----

     Form or registration No.:
     Filing party:
     Date filed:

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
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by Arizona Instrument Corporation, a Delaware corporation ("Arizona Instrument"), AZI LLC, an Arizona limited liability company ("AZI LLC"), and George G. Hays and Harold D. Schwartz, each an individual, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, in connection with the proposed merger (the "Merger") of Arizona Instrument with and into AZI LLC pursuant to an Agreement and Plan of Merger, dated as of March 31, 2000 (the "Merger Agreement"), by and among AZI LLC, George G. Hays, Harold D. Schwartz and Arizona Instrument. AZI LLC was formed by Mr. Hays and an affiliate of Mr. Schwartz in connection with the Merger.

     In the Merger and pursuant to the terms and conditions set forth in the Merger Agreement, Arizona Instrument will merge with and into AZI LLC, with AZI LLC as the surviving company (the "Surviving Company"). At the effective time of the Merger, each issued and outstanding share of common stock, par value $.01 per share, of Arizona Instrument (the "Shares") (other than Shares held by (1) Arizona Instrument, (2) AZI LLC, or (3) stockholders who perfect their rights under Delaware law to dissent from the Merger and seek an appraisal of their Shares) will be converted into and become the right to receive $5.00 per Share in cash, without interest. As a result of the Merger, George G. Hays, Harold D. Schwartz and G. James Hays will beneficially own 100% of the equity interests of the Surviving Company.

     Concurrently with the filing of this Schedule 13E-3, Arizona Instrument is filing a preliminary proxy statement (the "Proxy Statement") pursuant to which the stockholders of Arizona Instrument will be given notice of the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3).

     The information set forth in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and contains all information required in response to the items of this Schedule 13E-3, except that it does not include all of the exhibits listed below. The Proxy Statement will be completed and, if appropriate, amended prior to the time it is first sent or given to Arizona Instrument's shareholders. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

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
ITEM 16. EXHIBITS.

(a)(1) Preliminary copy of Letter to Shareholders, incorporated by reference from Schedule 14A filed by Arizona Instrument Corporation on
          April 18, 2000.

(a)(2) Preliminary copy of Notice of Special Meeting of Shareholders, incorporated by reference from Schedule 14A filed by Arizona Instrument Corporation on April 18, 2000.

(a)(3) Preliminary Proxy Statement, incorporated by reference from Schedule 14A filed by Arizona Instrument Corporation on April 18, 2000.

(a)(4) Form of Proxy, incorporated by reference from Schedule 14A filed by Arizona Instrument Corporation on April 18, 2000.

(a)(5) Press Release issued by Arizona Instrument Corporation dated February 1, 2000.

(a)(6)    Press Release issued by Arizona Instrument Corporation dated April 4,
          2000.

(b)(1) Commitment letter agreement dated March 2, 2000, by and between AZI LLC and Imperial Bank.

(b)(2) Commitment letter agreement dated March 21, 2000, by and between AZI LLC and Arizona MultiBank Community Development Corporation.

(c)(1) Opinion of Peacock, Hislop, Staley & Given, Inc. dated as of March 28, 2000 (included as Annex B to the Preliminary Proxy Statement referenced as Exhibit (a)(3)).

(c)(2) Fairness Opinion Presentation to the Special Committee of the Board of Directors prepared by Peacock, Hislop, Staley & Given, Inc. on March 28, 2000.

(d)(1) Agreement and Plan of Merger, dated as of March 31, 2000, by and among AZI LLC, George G. Hays, Harold D. Schwartz and Arizona Instrument Corporation (included as Annex A to the Preliminary Proxy Statement referenced as Exhibit (a)(3)).

(d)(2) Employment Agreement dated January 1, 1998, by and between Arizona Instrument Corporation and George G. Hays, incorporated by reference from Form 10-KSB filed by Arizona Instrument Corporation on March 31, 2000.

(d)(3) Members Agreement dated March 21, 2000, between George G. Hays and Chez & Schwartz Inc. Profit Sharing Plan dated December 19, 1973.

(d)(4) Members Agreement dated March 20, 2000, between George G. Hays and The Hays Family Revocable Lifetime AB Trust dated October 14, 1998.

(f) Section 262 of the Delaware General Corporation Law (included as Annex C to the Preliminary Proxy Statement referenced as Exhibit (a)(3)).

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
                                   SIGNATURES

     After due inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2000

                                        Arizona Instrument Corporation


                                        By: /s/ George G. Hays
                                            ------------------------------------
                                        Name: George G. Hays
                                              ----------------------------------
                                        Title: President
                                               ---------------------------------

                                        AZI LLC


                                        By: /s/ George G. Hays
                                            ------------------------------------
                                        Name: George G. Hays
                                        Title: Manager



                                            /s/ George G. Hays
                                            ------------------------------------
                                            George G. Hays


                                            /s/ Harold D. Schwartz
                                            ------------------------------------
                                            Harold D. Schwartz


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
                                  EXHIBIT INDEX

EXHIBIT
NUMBER                        DESCRIPTION

(a)(1) Preliminary copy of Letter to Shareholders, incorporated by reference from Schedule 14A filed by Arizona Instrument Corporation on
          April 18, 2000.

(a)(2) Preliminary copy of Notice of Special Meeting of Shareholders, incorporated by reference from Schedule 14A filed by Arizona Instrument Corporation on April 18, 2000.

(a)(3) Preliminary Proxy Statement, incorporated by reference from Schedule 14A filed by Arizona Instrument Corporation on April 18, 2000.

(a)(4) Form of Proxy, incorporated by reference from Schedule 14A filed by Arizona Instrument Corporation on April 18, 2000.

(a)(5) Press Release issued by Arizona Instrument Corporation dated February 1, 2000.

(a)(6)    Press Release issued by Arizona Instrument Corporation dated April 4,
          2000.

(b)(1) Commitment letter agreement dated March 2, 2000, by and between AZI LLC and Imperial Bank.

(b)(2) Commitment letter agreement dated March 21, 2000, by and between AZI LLC and Arizona MultiBank Community Development Corporation.

(c)(1) Opinion of Peacock, Hislop, Staley & Given, Inc. dated as of March 28, 2000 (included as Annex B to the Preliminary Proxy Statement referenced as Exhibit (a)(3)).

(c)(2) Fairness Opinion Presentation to the Special Committee of the Board of Directors prepared by Peacock, Hislop, Staley & Given, Inc. on March 28, 2000.

(d)(1) Agreement and Plan of Merger, dated as of March 31, 2000, by and among AZI LLC, George G. Hays, Harold D. Schwartz and Arizona Instrument Corporation (included as Annex A to the Preliminary Proxy Statement referenced as Exhibit (a)(3)).

(d)(2) Employment Agreement dated January 1, 1998, by and between Arizona Instrument Corporation and George G. Hays, incorporated by reference from Form 10-KSB filed by Arizona Instrument Corporation on March 31, 2000.

(d)(3) Members Agreement dated March 21, 2000, between George G. Hays and Chez & Schwartz Inc. Profit Sharing Plan dated December 19, 1973.

(d)(4) Members Agreement dated March 20, 2000, between George G. Hays and The Hays Family Revocable Lifetime AB Trust dated October 14, 1998.

(f) Section 262 of the Delaware General Corporation Law (included as Annex C to the Preliminary Proxy Statement referenced as Exhibit (a)(3)).

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